UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ROKA BIOSCIENCE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

775431109
(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775431109
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,389,622*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,389,622*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,622*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.91%†
14	TYPE OF REPORTING PERSON (See Instructions) IA
__________
*	Includes 571,428 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”).

†
This percentage is calculated based on 5,007,742 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2017, and includes 571,428 Shares subject to currently exercisable Warrants.

CUSIP No. 775431109
1	NAME OF REPORTING PERSON OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,376,513*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,376,513*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,376,513*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.70%†
14	TYPE OF REPORTING PERSON (See Instructions) OO
__________
*	Includes 566,037 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”).

†
This percentage is calculated based on 5,007,742 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2017, and includes 566,037 Shares subject to currently exercisable Warrants.

CUSIP No. 775431109
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,389,622*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,389,622*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,622*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.91%†
14	TYPE OF REPORTING PERSON (See Instructions) IN
__________
*	Includes 571,428 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”).

†
This percentage is calculated based on 5,007,742 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2017, and includes 571,428 Shares subject to currently exercisable Warrants.

Item 1. Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on September 23, 2016, Amendment No. 2 thereto filed with the SEC on November 14, 2016, and Amendment No. 3 filed with the SEC on February 7, 2017.  The Statement relates to the common stock, par value $0.001 per share, of Roka Bioscience, Inc. (the “Shares”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 20 Independence Boulevard, Warren, New Jersey 07059.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “ROKA.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)           This Amendment No. 4 to the Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole general partner of OrbiMed Associates III (“Associates III”) and the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”), which holds Shares of the Issuer, as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP III has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Isaly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Amendment No. 4 to the Statement relates to the transactions by the Reporting Persons more fully described in Item 5 below. The Shares initially had been acquired (and those that continue to be held, are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares.  Based upon information contained in the Issuer’s Form 10-Q, filed with the SEC on August 18, 2017, such Shares deemed to be indirectly beneficially owned by GP III constitute approximately 24.7% of the issued and outstanding Shares, and such Shares deemed to be indirectly beneficially owned by Advisors and Isaly constitutes approximately 24.91% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner Associates III, may be deemed to indirectly beneficially own the Shares held by OPI III and Associates III.  GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares held by OPI III.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP III share the power to direct the vote and the disposition of the Shares held by OPI III described in Item 6 below, and Isaly and Advisors share the power to direct the vote and the disposition of the Shares held by Associates III.

In addition, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and/or Associates III, prior to the date of this filing, caused OPI III and Associates III, as applicable, to enter into the agreements referred to in Item 6 below.

(c)
Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share*
OPI III	August 18, 2017	Sold	66,166	$1.52
Associates III	August 18, 2017	Sold	630	$1.52
OPI III	August 21, 2017	Sold	2,952	$1.49
Associates III	August 21, 2017	Sold	28	$1.49
OPI III	August 22, 2017	Sold	5,448	$1.52
Associates III	August 22, 2017	Sold	52	$1.52

_________________________
*The Price Per Share reported above is a weighted average price.  The Shares were sold in multiple transactions at prices ranging from:  $1.45 to $1.64 (August 18, 2017); $1.49 to $1.51 (August 21, 2017); and $1.51 to $1.54 (August 22, 2017).  Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.

Except as disclosed above, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III.  Advisors is also the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have shared discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power of GP III to vote and otherwise dispose of securities purchased by OPI III.  Advisors also has discretionary investment management authority with respect to the assets of Associates III and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates III.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.  The number of outstanding Shares held of record by OPI III is 810,476, and the number of warrants to purchase Shares (the “Warrants”) held of record by OPI III is 566,037. The number of outstanding Shares held of record by Associates III is 7,718 and the number of Warrants held of record by Associates III is 5,391. Advisors and Isaly may be considered to hold indirectly 823,585 outstanding Shares and 571,428 Warrants, and GP III may be considered to hold indirectly 810,476 outstanding Shares and 566,037 Warrants.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2017

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.